June 12, 2007

Laura Hatch Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:  Northern Lights Fund Trust N-14; File Nos. 333-142939

Dear Ms. Hatch:

On behalf of Northern Lights Fund Trust (the “Registrant”), an Delaware business trust, we hereby file Pre-Effective Amendment No. 1 (the “Amendment”) to a registration statement under the Securities Act of 1933 on Form N-14 filed the Securities and Exchange Commission on May 11, 2007.  The Registrant received comments from the staff on June 4, 2007.  In response to your comments, the Registrant has made the following changes to the Proxy Statement/Prospectus.

1.

Comment:

Please state that although fees and expenses will remain the same if the reorganization is approved due to an expense limitation agreement, gross fees for the Roanoke Small-Cap Growth Fund are higher than the fees of the Hallmark Small-Cap Growth Fund, the expense limitation agreement is voluntary, and the expense limitation is good only through August 1, 2010..

Response:

The following disclosure has been added to the Prospectus/Proxy Statement the sections entitled "Question and Answers Relating to the Reorganization" ("Q&A") and "Reasons for the Reorganization".

Q.

Why did the Board of Trustees approve the Reorganization?

A.

After reviewing detailed information about the Reorganization, the Trust's Board of Trustees unanimously approved the Reorganization.  The Board of Trustees considered the impending liquidation of the Trust and the desire to continue to make the Hallmark Small-Cap Growth Fund available to shareholders, the similarity in investment objectives of the Funds, the investment performance of the Hallmark Small-Cap Growth Fund, the intended tax-free nature of the Reorganization and the opportunity for increased economies of scale.  In addition, the Board of Trustees considered that the level of expense to be borne by the shareholders of the Roanoke Small-Cap Growth Fund, which has an expense limitation agreement in place through July 31, 2010, are the same as those currently borne by shareholders of the Hallmark Small-Cap Growth Fund.  After careful consideration, the Board of Trustees determined that the Reorganization is in the best interests of the shareholders of the Hallmark Small-Cap Growth Fund.

•

The fact that the Roanoke Small-Cap Growth Fund has an expense limitation agreement in place through July 31, 2010, which ensures that current expense ratio borne by shareholders will not change as a result of the Reorganization;

2.

Comment:

In the ninth Q&A, discloser that liquidation of the Fund is a possibility if the reorganization is not approved.

Response:

The following disclosure has been added to the ninth Q&A:

Q.

What happens if the Reorganization is not approved?

A.

If shareholders of the Hallmark Small-Cap Growth Fund do not approve the Reorganization, the Reorganization will not take effect and the Board of Trustees will take such action as it deems to be in the best interests of the Hallmark Small-Cap Growth Fund and its shareholders, including liquidation of the Fund.

3.

Comment:

In the sixth Q&A, clarify that portfolio securities sold after the Reorganization will be sold in the ordinary course of business (not in connection with the reorganization) or delete the sentence regarding the sales of portfolio securities following the Reorganization.

Response:

The sentence has been deleted.

4.

Comment:

In the fourth Q&A, delete the sentence that states that while the value of the shares of the Roanoke Small-Cap Growth Fund will be the same as the shares transferred, the NAV may be different.

Response:

The sentence has been deleted.

5.

Comment:

Please add a Q&A stating the adviser is paying the costs of the proxy solicitation.

Response:

The following Q&A has been added:

Q.

Who is paying for cost of the Reorganization?

A.

Roanoke Asset Management Corp or an affiliate will bear and pay all expenses related to the Reorganization.

6.

Comment:

Short cite Northern Lights Fund Trust as "Northern Lights" rather than "Northern Trust".

Response:

Northern Lights Fund Trust is short cited as "Northern Lights" throughout the Prospectus/ Proxy Statement.

7.

Comment:

The Roanoke Small-Cap Growth Fund may invest in foreign securities.  The Hallmark Small-Cap Growth Fund does not invest in foreign securities.  Therefore, please revise the disclosure to say that the principal strategies and risks are "substantially similar", rather than "identical".

Response:

Neither the Roanoke Small-Cap Growth Fund nor the Hallmark Small-Cap Growth Fund invest in foreign securities as part of their principal investment strategies.  Nevertheless, the requested change has been made.

8.

Comment:

In the comparison of Shareholder Fees, state that the fee for the Roanoke Small-Cap Growth Fund are shown on a pro forma basis.  In addition, please correct the Fee Waiver number for Class I shares of the Roanoke Small-Cap Growth Fund.

Response:

The parenthetical "(Pro Forma)" been added to the comparison table and the Fee Waiver number has been changed from 0.21% to 0.51%.

9.

Comment

Please recalculate the numbers shown in the Example.

Response:

The numbers have been recalculated.

10.

Comment:

Please specify which performance numbers on the Average Annual Total Return table are for 10 years or which are for the period since inception.  Also, please correct the footnote following the number "9.55%".

Response;

The Average Annual Total Return table has been revised as follows:

Average Annual Total Returns as of December 31, 2006

	1 Year	5 Years	Ten Years or Since Inception
Class I	3.42%	4.15%	14.59%[1]
Class R Return Before Taxes	2.85%	3.61%	10.70%[2]
Class R Return After Taxes on Distributions	2.85%	3.61%	9.82%[2]
Class R Return After Taxes on Distributions and Sale of Fund Shares	2.85%	3.61%	9.55%[2]
Russell 2000 Index[3] (reflects no deduction for fees, expenses or taxes)	14.28%	7.10%	4.68%

1 Class I shares commenced operation on October 1, 1998.

2 Class R shares commenced operation on November 14, 1994 and the returns shown are for the last ten calendar years.

3 The Russell 2000® Growth Index (“Russell 2000”) measures the performance of those Russell 2000 companies with higher price-to-book ratio and higher forecasted growth values.

11.

Comment:

Delete the performance for Roanoke Small-Cap Growth Fund.  However, disclosure stating that the Roanoke Small-Cap will assume Hallmark Small-Cap Fund's performance is permitted

Response:

The performance has been deleted and the disclosure revised as follows:

The Roanoke Small-Cap Growth Fund has not yet commenced operations.  However, should shareholders approve the Reorganization, the Roanoke Small-Cap Growth Fund will assume the performance history of the Hallmark Small-Cap Growth Fund.

12.

Comment:

In the description of the principal investment strategies of the Hallmark Small-Cap Growth Fund, delete the phrase "and the Fund may continue to count them for its 80% test."

Response:

The phrase has been deleted.

13.

Comment:

Under the section entitled "Fundamental Investment Limitations", reverse the listing of Roanoke and Hallmark Funds to be consistent with the way other policies are listed.

Response:

The order has been reversed.  The limitation of the Hallmark Small-Cap Growth Fund is listed first followed by the Roanoke Small-Cap Growth Fund

14.

Comment:

Disclose whether the valuation policies for Hallmark and Roanoke are the different.  If they are different, explain how they differ.

Response:

There are no material differences in the way that Hallmark and Roanoke fair value securities.

15.

Comment:

In the section entitled "Early Redemption Fees", delete parenthetical referencing exchanges.

Response:

The parenthetical has been deleted.

16.

Comment:

Please add disclosure regarding the risks of investing in foreign securities.

Response:

The following disclosure has been added:

Foreign Investing Risk.  Although not a principal investment strategy for either Fund, both of the Funds may invest in foreign securities.  Foreign investing involves risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country.  In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets.  Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.  Foreign accounting may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular.  Owning foreign securities could cause a Fund’s performance to fluctuate more than if it held only U.S. securities.

17.

Comment:

Explain supplementally why the investment advisory fee is different for Class I and Class R shares of the Hallmark Small-Cap Growth Fund.

Response:

The Hallmark Small-Cap Growth Fund pays a “Comprehensive Management Fee” that includes the advisory fee, all administrative and customary operating expenses of the Fund, as well as shareholder liaison services (such as responding to inquiries and providing information on investments), recordkeeping charges, accounting expenses, transfer agent costs, and the expenses of preparing, printing and mailing shareholder reports and prospectuses. The difference in management fee structure between the Class R and Class I shares is attributable to the differences in administrative expenses between the two classes, including transfer agency, recordkeeping and accounting expenses. The investment advisory component of the comprehensive management fee is the same for both classes of shares.

18.

Comment:

Under "Roanoke Small-Cap Growth Fund  - The Investment Adviser", a reference to "Hallmark" should instead be to "Roanoke".

Response:

The reference has been corrected.

19.

Comment:

Please add an undertaking to file a tax opinion.

Response:

A draft tax opinion was filed with the N-14.  A pre-effective amendment will be filed add the final opinion.

20.

Comment:

Please include the standard Tandy representations.

Response:  The Registrant acknowledges that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Registrant and Aquarius Fund Distributors, LLC, the Registrant’s distributor, the Registrant hereby requests that the Commission accelerate the effective date of this Amendment to the Registrant’s Registration Statement to June 15, 2007, or the earliest practicable date thereafter.  Absent acceleration, the Amendment would become effective on July 12, 2007.

Please direct comment to the undersigned at 614-469-3297

Sincerely,

/s/ Michael V. Wible

Michael V. Wible

cc:

JoAnn Strasser
Christopher Vroom
Peter Schivsky

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361	546960.1